UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and six-month periods ended June 30, 2024 and 2023.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and six-month periods ended June 30, 2024 and 2023

GEOPARK LIMITED

June 30, 2024

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

June 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Six-month	Six-month
		period ended	period ended	period ended	period ended
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	190,204	182,326	357,620	364,777
Production and operating costs	5	(41,410)	(60,689)	(79,950)	(113,185)
Geological and geophysical expenses	6	(2,917)	(2,543)	(5,655)	(5,060)
Administrative expenses	7	(13,109)	(11,341)	(23,072)	(20,702)
Selling expenses	8	(4,386)	(2,223)	(8,526)	(4,576)
Depreciation		(34,333)	(29,357)	(62,992)	(56,560)
Write-off of unsuccessful exploration efforts	11	(3,398)	(1,613)	(3,398)	(12,193)
Other (expenses) income		(330)	(5,051)	249	(6,407)
OPERATING PROFIT		90,321	69,509	174,276	146,094
Financial expenses	9	(10,885)	(11,240)	(22,022)	(22,160)
Financial income	9	2,109	1,720	4,192	2,812
Foreign exchange gain (loss)	9	5,955	(9,582)	6,119	(12,974)
PROFIT BEFORE INCOME TAX		87,500	50,407	162,565	113,772
Income tax expense	10	(61,762)	(16,657)	(106,635)	(53,765)
PROFIT FOR THE PERIOD		25,738	33,750	55,930	60,007
Earnings per share (in US$). Basic		0.49	0.59	1.04	1.04
Earnings per share (in US$). Diluted		0.48	0.59	1.03	1.04

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	25,738	33,750	55,930	60,007
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(1,078)	731	(1,464)	1,332
Profit (Loss) on cash flow hedges (a)	327	(58)	(3,616)	1,084
Income tax (expense) benefit relating to cash flow hedges	(163)	29	1,808	(542)
Other comprehensive (loss) profit for the period	(914)	702	(3,272)	1,874
Total comprehensive profit for the period	24,824	34,452	52,658	61,881

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At June 30, 2024	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2023
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	721,363	686,824
Right-of-use assets		25,335	28,451
Prepayments and other receivables	12	3,009	3,063
Other financial assets		11,922	12,564
Deferred income tax asset		11,698	15,920
TOTAL NON CURRENT ASSETS		773,327	746,822
CURRENT ASSETS
Inventories		12,000	13,552
Trade receivables		62,070	65,049
Prepayments and other receivables	12	73,702	25,896
Derivative financial instrument assets	18	130	3,775
Cash and cash equivalents		66,013	133,036
Assets held for sale		—	28,419
TOTAL CURRENT ASSETS		213,915	269,727
TOTAL ASSETS		987,242	1,016,549
EQUITY
Equity attributable to owners of the Company
Share capital	13	51	55
Share premium		72,936	111,281
Translation reserve		(11,426)	(9,962)
Other reserves		28,292	45,116
Retained earnings		83,277	29,530
TOTAL EQUITY		173,130	176,020
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	490,202	488,453
Lease liabilities		19,702	23,387
Provisions and other long-term liabilities	15	32,584	34,083
Deferred income tax liability		87,967	64,063
TOTAL NON CURRENT LIABILITIES		630,455	609,986
CURRENT LIABILITIES
Borrowings	14	12,528	12,528
Lease liabilities		7,594	8,911
Derivative financial instrument liabilities	18	41	70
Current income tax liability		50,478	44,269
Trade and other payables	16	113,016	137,817
Liabilities associated with assets held for sale		—	26,948
TOTAL CURRENT LIABILITIES		183,657	230,543
TOTAL LIABILITIES		814,112	840,529
TOTAL EQUITY AND LIABILITIES		987,242	1,016,549

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses)	Total
Equity at January 1, 2023	58	134,798	(11,586)	73,462	(81,147)	115,585
Comprehensive income:
Profit for the six-month period	—	—	—	—	60,007	60,007
Other comprehensive profit for the period	—	—	1,332	542	—	1,874
Total comprehensive profit for the period ended June 30, 2023	—	—	1,332	542	60,007	61,881
Transactions with owners:
Share-based payment	1	6,870	—	—	(3,514)	3,357
Repurchase of shares	(2)	(18,652)	—	—	—	(18,654)
Cash distribution	—	—	—	(14,883)	—	(14,883)
Total transactions with owners for the period ended June 30, 2023	(1)	(11,782)	—	(14,883)	(3,514)	(30,180)
Balance at June 30, 2023 (Unaudited)	57	123,016	(10,254)	59,121	(24,654)	147,286

Equity at January 1, 2024	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the six-month period	—	—	—	—	55,930	55,930
Other comprehensive loss for the period	—	—	(1,464)	(1,808)	—	(3,272)
Total comprehensive (loss) profit for the period ended June 30, 2024	—	—	(1,464)	(1,808)	55,930	52,658
Transactions with owners:
Share-based payment	—	5,342	—	—	(2,183)	3,159
Repurchase of shares	(4)	(43,687)	—	—	—	(43,691)
Cash distribution	—	—	—	(15,016)	—	(15,016)
Total transactions with owners for the period ended June 30, 2024	(4)	(38,345)	—	(15,016)	(2,183)	(55,548)
Balance at June 30, 2024 (Unaudited)	51	72,936	(11,426)	28,292	83,277	173,130

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six-month	Six-month
	period ended	period ended
	June 30, 2024	June 30, 2023
Amounts in US$ ’000	(Unaudited)	(Unaudited)
Operating activities
Profit for the period	55,930	60,007
Adjustments for:
Income tax expense	106,635	53,765
Depreciation	62,992	56,560
Loss on disposal of property, plant and equipment	34	338
Write-off of unsuccessful exploration efforts	3,398	12,193
Amortization of other long-term liabilities	(58)	(73)
Accrual of borrowing interests	15,499	15,393
Unwinding of long-term liabilities	2,683	3,288
Accrual of share-based payment	3,159	3,357
Foreign exchange (gain) loss	(6,119)	15,883
Income tax paid (a)	(55,641)	(94,219)
Change in working capital (b) (c)	(45,344)	(28,787)
Cash flows from operating activities – net	143,168	97,705
Investing activities
Purchase of property, plant and equipment	(98,002)	(88,347)
Acquisitions of business (d)	(38,000)	—
Proceeds from disposal of long-term assets (e)	2,257	—
Cash flows used in investing activities – net	(133,745)	(88,347)
Financing activities
Interest paid	(13,750)	(13,750)
Lease payments	(3,640)	(5,093)
Repurchase of shares (f)	(43,691)	(18,654)
Cash distribution	(15,016)	(14,883)
Cash flows used in financing activities - net	(76,097)	(52,380)
Net decrease in cash and cash equivalents	(66,674)	(43,022)
Cash and cash equivalents at January 1	133,036	128,843
Currency translation differences	(349)	601
Cash and cash equivalents at the end of the period	66,013	86,422
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	66,000	86,410
Cash in hand	13	12
Cash and cash equivalents	66,013	86,422

(a)	Includes self-withholding taxes of US$ 11,568,000 and US$ 15,306,000 during the six-month periods ended June 30, 2024 and 2023, respectively.
(b)	Includes withholding taxes from clients of US$ 11,860,000 and US$ 11,723,000 during the six-month periods ended June 30, 2024 and 2023, respectively.
(c)	Includes advanced payment for midstream capacity of US$ 11,096,000 as part of the business transaction in Argentina in 2024. See Notes 12 and 20.
(d)	Advanced payment for the acquisition of working interests in four unconventional blocks in Argentina. See Note 20.
(e)	Net of cash assigned to the purchaser within the Chilean subsidiaries. See Notes 12 and 20.
(f)	Acquisition of 4,369,181 of the Company’s common shares at a purchase price of US$ 10 per share. See Note 13.

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 12, 2024.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2023, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2023, that apply for the first time in 2024, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2023.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming four quarters.

The Group maintained a cash position of US$ 66,013,000 as of June 30, 2024, after the repurchase of own shares in April 2024 (see Note 13), the advance payment for the business transaction in Argentina in May 2024 (see Notes 12 and 20) and the final payments for the 2023 income tax in Colombia in May and June 2024. In addition, GeoPark has access to up to US$ 300,000,000 of committed funding from Vitol, a US$ 80,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 176,900,000 in uncommitted credit lines.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of June 30, 2024:

GeoPark Limited
(Bermuda)
100%
GeoPark (UK) Limited
5%
100%
GeoPark Colombia S.L.U.
(Spain)
95%
99.9%
100%
99.9%
GeoPark Argentina S.A.
(Argentina)
GeoPark Brasil Exploração e
Produção de Petróleo e Gas Ltda.
(Brazil)
GeoPark Colombia SAS
(Colombia)
GeoPark Perú S.A.C.
(Perú)
100%
100%
Amerisur Exploracion
Colombia Limited
(British Virgin Islands)
GeoPark Ecuador S.A. (1)
(Ecuador)
100%
Amerisur Exploracion
Colombia Limitada
Colombian Branch

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2023.

During the six-month period ended June 30, 2024, the following change took place:

●	The Chilean subsidiaries GeoPark Chile S.p.A., GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada were divested on January 18, 2024. See Note 20.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Six-month period ended June 30, 2024:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
Revenue	357,620	337,615	12,447	2,934	398	—	4,226
Sale of crude oil	349,404	336,843	12,447	114	—	—	—
Sale of purchased crude oil	4,226	—	—	—	—	—	4,226
Sale of gas	4,075	857	—	2,820	398	—	—
Commodity risk management contracts designated as cash flow hedges (a)	(85)	(85)	—	—	—	—	—
Production and operating costs	(79,950)	(69,746)	(3,731)	(2,332)	(437)	—	(3,704)
Royalties in cash	(2,005)	(1,769)	—	(224)	(12)	—	—
Economic rights in cash	(3,778)	(3,778)	—	—	—	—	—
Share-based payment	(331)	(329)	(2)	—	—	—	—
Operating costs	(73,836)	(63,870)	(3,729)	(2,108)	(425)	—	(3,704)
Depreciation	(62,992)	(59,120)	(3,000)	(862)	—	(8)	(2)
Adjusted EBITDA	239,399	238,899	6,507	(824)	(120)	(1,080)	(3,983)

Six-month period ended June 30, 2023:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
Revenue	364,777	340,294	7,073	7,487	7,974	—	1,949
Sale of crude oil	348,942	339,912	7,073	259	1,698	—	—
Sale of purchased crude oil	1,949	—	—	—	—	—	1,949
Sale of gas	13,886	382	—	7,228	6,276	—	—
Production and operating costs	(113,185)	(101,210)	(4,158)	(2,136)	(4,045)	—	(1,636)
Royalties in cash	(10,758)	(9,922)	—	(586)	(250)	—	—
Economic rights in cash	(39,562)	(39,562)	—	—	—	—	—
Share-based payment	(259)	(232)	(2)	—	(25)	—	—
Operating costs	(62,606)	(51,494)	(4,156)	(1,550)	(3,770)	—	(1,636)
Depreciation	(56,560)	(47,331)	(2,506)	(1,175)	(5,535)	(11)	(2)
Adjusted EBITDA	218,836	215,623	1,449	3,978	2,578	(1,193)	(3,599)

(a)	Divested on January 18, 2024. See Note 20.

Note 2 (Continued)

Segment information (Continued)

Total Assets	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
June 30, 2024	987,242	850,434	53,650	21,837	—	55,637	5,684
December 31, 2023	1,016,549	895,900	40,336	27,891	36,192	357	15,873

(a)	Divested on January 18, 2024. See Note 20.

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Adjusted EBITDA	127,856	103,913	239,399	218,836
Depreciation (a)	(34,333)	(29,357)	(62,992)	(56,560)
Write-off of unsuccessful exploration efforts	(3,398)	(1,613)	(3,398)	(12,193)
Share-based payment	(1,531)	(1,899)	(3,159)	(3,357)
Lease accounting - IFRS 16	1,783	3,193	3,640	5,093
Others (b)	(56)	(4,728)	786	(5,725)
Operating profit	90,321	69,509	174,276	146,094
Financial expenses	(10,885)	(11,240)	(22,022)	(22,160)
Financial income	2,109	1,720	4,192	2,812
Foreign exchange gain (loss)	5,955	(9,582)	6,119	(12,974)
Profit before tax	87,500	50,407	162,565	113,772

(a)	Net of capitalized costs for oil stock included in Inventories.

(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Sale of crude oil	187,217	173,828	349,404	348,942
Sale of purchased crude oil	2,425	1,157	4,226	1,949
Sale of gas	562	7,341	4,075	13,886
Commodity risk management contracts designated as cash flow hedges (a)	—	—	(85)	—
	190,204	182,326	357,620	364,777

(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Condensed Consolidated Statement of Income.

The following table summarizes the Group’s production hedged during the six-month period ended June 30, 2024, and for the following periods as a consequence of the derivative contracts in force as of June 30, 2024:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	8,500	65.59 Put 92.04 Call
April 1, 2024 - June 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.50 Put 96.99 Call
July 1, 2024 - September 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.22 Put 99.36 Call
October 1, 2024 - December 31, 2024	ICE BRENT	Zero Premium Collars	5,500	70.00 Put 98.86 Call

Note 5

Production and operating costs

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Staff costs	4,539	3,996	8,035	7,107
Share-based payment	187	234	331	259
Royalties in cash (a)	801	3,578	2,005	10,758
Economic rights in cash (a)	2,311	23,450	3,778	39,562
Well and facilities maintenance	5,756	6,001	11,407	11,374
Operation and maintenance	2,191	2,049	4,561	3,681
Consumables (b)	8,313	8,454	18,259	16,099
Equipment rental	1,658	552	3,086	1,767
Transportation costs	1,161	1,421	2,963	2,963
Field camp	1,689	1,619	3,183	2,824
Safety and insurance costs	915	1,095	1,855	1,822
Personnel transportation	838	918	1,813	1,678
Consultant fees	509	473	1,362	959
Gas plant costs	451	428	994	977
Non-operated blocks costs	5,002	5,097	9,995	9,598
Crude oil stock variation	1,823	(116)	767	(1,275)
Purchased crude oil	2,161	957	3,704	1,636
Other costs	1,105	483	1,852	1,396
	41,410	60,689	79,950	113,185

(a)	Royalties and economic rights in Colombia are payable to the Colombian National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis depending on different variables such as crude quality and price levels, among others. During 2023 and 2024, the mix of royalties and economic rights paid “in-kind” increased as compared to royalties and economic rights paid ‘in-cash”. These changes caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from period to period, which are compensated by variations in the quantities of oil sales impacting the ‘Revenue’ line item in the Condensed Consolidated Statement of Income.

(b)	Consumables include energy costs of US$ 5,450,000 and US$ 5,741,000 for the three-month periods ended June 30, 2024 and 2023, respectively, and US$ 12,661,000 and US$ 10,732,000 for the six-month periods ended June 30, 2024 and 2023, respectively. These costs were driven by a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Staff costs	2,053	1,849	3,803	3,836
Share-based payment	85	166	196	246
Communication and IT costs	756	463	1,183	940
Consultant fees	146	232	740	435
Allocation to capitalized project	(274)	(323)	(537)	(682)
Other services	151	156	270	285
	2,917	2,543	5,655	5,060

Note 7

Administrative expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Staff costs	7,108	6,861	13,447	12,557
Share-based payment	1,255	1,494	2,624	2,847
Consultant fees (a)	3,488	2,567	5,579	4,522
Safety and insurance costs	813	854	1,632	1,978
Travel expenses	367	611	740	1,102
Non-operated blocks expenses	888	331	1,299	657
Director fees and allowance	312	201	461	401
Communication and IT costs	1,056	879	1,719	1,446
Allocation to joint operations	(2,945)	(3,156)	(6,050)	(6,298)
Other administrative expenses	767	699	1,621	1,490
	13,109	11,341	23,072	20,702

(a)	The increase in consultant fees in 2024 is mainly due to advisory services related to new business efforts.

Note 8

Selling expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Staff costs	134	133	250	234
Share-based payment	4	5	8	5
Transportation (a)	3,161	1,438	6,406	2,873
Selling taxes and other	1,087	647	1,862	1,464
	4,386	2,223	8,526	4,576

(a)	The rise in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Note 9

Financial results

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Financial expenses
Bank charges and other financial costs	(1,857)	(1,797)	(3,840)	(3,479)
Interest and amortization of debt issue costs	(7,752)	(7,699)	(15,499)	(15,393)
Unwinding of long-term liabilities	(1,276)	(1,744)	(2,683)	(3,288)
	(10,885)	(11,240)	(22,022)	(22,160)
Financial income
Interest received	2,109	1,720	4,192	2,812
	2,109	1,720	4,192	2,812
Foreign exchange gains and losses
Foreign exchange gain (loss)	5,955	(11,606)	6,119	(15,883)
Result on currency risk management contracts	—	2,024	—	2,909
	5,955	(9,582)	6,119	(12,974)
Total financial results	(2,821)	(19,102)	(11,711)	(32,322)

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Current income tax expense	(34,167)	(44,628)	(80,562)	(74,479)
Deferred income tax expense	(27,595)	27,971	(26,073)	20,714
	(61,762)	(16,657)	(106,635)	(53,765)

The effective tax rate was 71% and 33% for the three-month periods ended June 30, 2024 and 2023, respectively, and 66% and 47% for the six-month periods ended June 30, 2024 and 2023, respectively.

As of June 30, 2024 and 2023, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 15% for 2024, and therefore, the applicable statutory income tax rate in Colombia for 2024 would be 50%.

The Group’s consolidated effective tax rate of 71% for the three-month period ended June 30, 2024, which is higher than the statutory income tax rate in Colombia as noted above, is mainly driven by the effect of fluctuations of the Colombian peso on deferred income taxes (the Colombian peso devalued by 8%, representing an approximately 15% increase in the effective tax rate for the three-month period ended June 30, 2024).

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions	3,848	(a)	520	12	10	51,367	28,575		84,332
Disposals	—		(1,209)	—	(2,150)	(38)	—		(3,397)
Write-offs	—		—	—	—	—	(12,193)	(b)	(12,193)
Transfers	44,085		—	6,445	5	(45,690)	(4,845)		—
Currency translation differences	3,698		48	295	9	22	24		4,096
Cost at June 30, 2023	1,130,888		18,452	229,479	8,901	22,141	124,602		1,534,463

Cost at January 1, 2024	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions	1,062	(a)	413	—	—	65,184	32,405		99,064
Disposals	—		(44)	—	(7)	—	—		(51)
Write-offs	—		—	—	—	—	(3,398)	(c)	(3,398)
Transfers	65,657		90	8,582	—	(58,969)	(15,360)		—
Currency translation differences	(6,251)		(82)	(533)	(16)	(2)	(43)		(6,927)
Cost at June 30, 2024	981,128		13,510	177,836	4,024	21,994	94,183		1,292,675

Depreciation and write-down at January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(45,643)		(665)	(6,591)	(273)	—	—		(53,172)
Disposals	—		1,182	—	1,877	—	—		3,059
Currency translation differences	(3,299)		(44)	(295)	(9)	—	—		(3,647)
Depreciation and write-down at June 30, 2023	(691,222)		(16,326)	(135,959)	(4,999)	—	—		(848,506)

Depreciation and write-down at January 1, 2024	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(53,135)		(745)	(6,432)	(90)	—	—		(60,402)
Disposals	—		17	—	—	—	—		17
Currency translation differences	5,649		77	496	14	—	—		6,236
Depreciation and write-down at June 30, 2024	(477,631)		(11,118)	(79,417)	(3,146)	—	—		(571,312)

Carrying amount at June 30, 2023	439,666		2,126	93,520	3,902	22,141	124,602		685,957
Carrying amount at June 30, 2024	503,497		2,392	98,419	878	21,994	94,183		721,363

(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia) and other exploration costs incurred in the Llanos 94 and the Coati Blocks (Colombia).
(c)	Corresponds to an unsuccessful exploratory well drilled in the CPO-5 Block (Colombia).

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ '000	June 30, 2024	December 31, 2023
V.A.T.	7,697	4,310
Income tax payments in advance	2,774	3,685
Other prepaid taxes	117	23
To be recovered from co-venturers	6,480	8,630
Prepayments and other receivables	10,547	12,311
Advanced payment for business transaction in Argentina (a)	49,096	—
	76,711	28,959
Classified as follows:
Current	73,702	25,896
Non-current	3,009	3,063
	76,711	28,959

(a)	This advanced payment was composed of US$ 38,000,000 for the acquisition of working interests in four unconventional blocks and US$ 11,096,000 for the acquisition of midstream capacity. See Note 20.

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	June 30, 2024	December 31, 2023
Common stock (US$ ´000)	51	55
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	51,162,533	55,327,520
Total common shares in issue	51,162,533	55,327,520

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 6 and May 15, 2024, the Company’s Board of Directors declared cash dividends of US$ 0.136 and US$ 0.147 per share, respectively, which were paid on March 28 and June 14, 2024.

Note 13 (Continued)

Equity (Continued)

Repurchase of shares

On November 8, 2023, the Company’s Board of Directors approved the renewal of the recurring program to repurchase up to 10% of its shares outstanding or approximately 5,611,797 shares until December 31, 2024. During the six-month period ended June 30, 2024, no common shares were repurchased under this program.

On March 20, 2024, GeoPark announced a tender offer to purchase up to US$ 50,000,000 of its common shares. Consequently, on April 22, 2024, the Company acquired 4,369,181 of its common shares at a purchase price of US$ 10 per share, for a total cost of US$ 43,691,810, excluding fees and other expenses related to the tender offer.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the six-month period ended June 30, 2024, a realized loss of US$ 85,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2024	December 31, 2023
2027 Notes	502,730	500,981
	502,730	500,981

Classified as follows:

Current	12,528	12,528
Non-Current	490,202	488,453

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2024	December 31, 2023
Asset retirement obligation	23,478	23,536
Deferred income	691	810
Other	8,415	9,737
	32,584	34,083

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2024	December 31, 2023
Trade payables	85,014	108,977
To be paid to co-venturers	1,616	522
Customer advance payments	7,035	—
Other short-term advance payments	—	450
Outstanding commitments in Chile (a)	5,869	5,869
Staff costs to be paid	7,476	10,852
Royalties to be paid	642	791
V.A.T.	—	975
Taxes and other debts to be paid	5,364	9,381
	113,016	137,817

Classified as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2024	December 31, 2023
Current	113,016	137,817
Non-Current	—	—

(a)	Investment commitments in the Campanario and Isla Norte Blocks as a result of the divestment of the Group´s business in Chile. See Note 20.

Note 17

Offtake and prepayment agreement

On May 9, 2024, GeoPark announced the execution of an offtake and prepayment agreement with Vitol, one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver to Vitol a minimum of 20,000 barrels per day of production from the Llanos 34 Block in Colombia, and will start on July 1, 2024, for a minimum of 20 months and up to 36 months.

As part of this transaction, GeoPark obtained immediate access to committed funding from Vitol for up to US$ 300,000,000, with an option to increase by another US$ 200,000,000, in prepaid future oil sales over the period of the offtake agreement. Funds committed by Vitol will be made available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. As of the date of these interim condensed consolidated financial statements, GeoPark has not withdrawn any amount under this prepayment agreement.

Note 18

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2024, and December 31, 2023, on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	June 30, 2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	130	130
Total Assets	—	130	130
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	41	41
Total Liabilities	—	41	41

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2023
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	3,775	3,775
Total Assets	—	3,775	3,775
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	70	70
Total Liabilities	—	70	70

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of June 30, 2024.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 91% of its carrying amount, including interest accrued as of June 30, 2024. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 19

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2023. The following updates have taken place during the six-month period ended June 30, 2024:

The Group incurred investments of US$ 11,170,000 to fulfill its commitments, at GeoPark’s working interest.

Colombia

The Llanos 123 Block entered exploratory phase 2, which includes the commitment of drilling one exploratory well for US$ 3,343,000, at GeoPark’s working interest, before January 14, 2027.

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s requests to extend the exploratory phase in the Llanos 124 Block until July 14, 2025, including an additional exploratory well for US$ 3,343,000, at GeoPark’s working interest. As of the date of these interim condensed consolidated financial statements, the total investments needed to fulfil the commitments in the block have already been incurred or transferred to another block, and the approval of the ANH is pending.

The ANH approved GeoPark´s request to extend the PUT-8 Block commitment term to May 19, 2025.

GeoPark fulfilled the committed 3D seismic in the Llanos 86 and Llanos 104 Blocks and the approval of the ANH is pending.

Ecuador

GeoPark drilled the third exploratory well out of four committed wells in the Espejo Block.

Note 20

Business transactions

Argentina

On May 13, 2024, GeoPark announced that it signed an Asset Purchase Agreement with Phoenix Global Resources (“PGR”), a subsidiary of Mercuria Energy Trading (“Mercuria”), for the acquisition of non-operated working interest (“WI”) in four adjacent unconventional blocks in the Neuquén Basin in Argentina as follows: a 45% WI in each of the Mata Mora Norte producing block and Mata Mora Sur exploration block, located in Neuquén Province, and a 50% WI in each of the Confluencia Norte and Confluencia Sur exploration blocks, located in Rio Negro Province.

Under the terms of the agreement, GeoPark will pay an upfront consideration of US$ 190,000,000 and will fund 100% of exploratory commitments up to US$ 113,000,000 gross (US$ 56,500,000 of net carry), to be funded over two years, an acquisition of midstream capacity according to the WI of US$ 11,096,000, and a US$ 10,000,000 bonus contingent on results in the Confluencia exploration campaign. As of the date of these interim condensed consolidated financial statements, GeoPark has already made an advanced payment of US$ 49,096,000. The transaction is expected to close before the end of the third quarter of 2024, pending customary regulatory approvals.

Note 20 (Continued)

Business transactions (Continued)

Chile

On December 20, 2023, GeoPark signed a Stock Purchase Agreement to sell its wholly-owned subsidiary GeoPark Chile S.p.A. and its subsidiaries, GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada, which comprised the entire business of GeoPark in Chile, for a total consideration of US$ 4,000,000, subject to working capital adjustments. At that date, GeoPark collected an advanced payment of US$ 450,000.

As part of the agreement, GeoPark remains responsible for the outstanding investment commitments in the Campanario and Isla Norte Blocks for US$ 5,002,000 and US$ 867,100, respectively. Additionally, GeoPark keeps the private right over unconventional activities that would be carried out in the Fell Block and 95% of the revenue derived from such activities over the current operating contract.

The divestment transaction closed on January 18, 2024, and consequently GeoPark received an additional payment of US$ 2,792,000, plus a working capital adjustment of US$ 486,000. The remaining outstanding amount of US$ 758,000 was agreed to be received in 23 monthly equal installments of approximately US$ 33,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: August 14, 2024